SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 6)*


                                  BioTime, Inc.
 ...............................................................................
                                (Name of Issuer)

                           Common Shares, no par value
 ...............................................................................
                         (Title of Class of Securities)

                                    09066L105
 ...............................................................................
                                 (CUSIP Number)

                          Paul Segall and Judith Segall
          935 Pardee Street, Berkeley, California 94710; (510) 845-9535
 ...............................................................................
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 10, 1999
 ...............................................................................
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 09066L105

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                            Paul Segall

         2)       Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                           (a) [ ]
                           (b) [ ]
         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                           PF; OO

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6)       Citizenship or Place of Organization
                           U.S.A.

                  7)       Sole Voting Power
Number of                        543,245
Shares
Beneficially      8)       Shared Voting Power
Owned by                         0
Each
Reporting         9)       Sole Dispositive Power
Person With                      543,245

                  10)      Shared Dispositive Power
                                 0

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           745,408

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions)                [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                           6.9%

         14)      Type of Reporting Person (See Instructions)
                           IN

                               Page 2 of 6 Pages

CUSIP No. 09066L105

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                           Judith Segall

         2)       Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                           (a) [ ]
                           (b) [ ]
         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                           PF; OO

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6)       Citizenship or Place of Organization
                           U.S.A.

                  7)       Sole Voting Power
Number of                        202,163
Shares
Beneficially      8)       Shared Voting Power
Owned by                         0
Each
Reporting         9)       Sole Dispositive Power
Person With                      202,163

                  10)      Shared Dispositive Power
                                 0

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           745,408

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions)    [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                           6.9%

         14)      Type of Reporting Person (See Instructions)
                           IN

                               Page 3 of 6 Pages

Item 1.  Security and Issuer

         The class of equity securities to which this schedule relates is Common Shares, no par value (the "Common Shares"), of BioTime, Inc., a California corporation (the "Company"). The Company has its principal executive offices at 935 Pardee Street, Berkeley, California 94710.

         This schedule is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

Item 2.  Identity and Background

(a) The names of the persons filing this schedule are Paul Segall and Judith Segall.

(b) The business address of Paul Segall and Judith Segall is 935 Pardee Street, Berkeley, California 94710.

(c) Paul Segall is currently the Chairman and Chief Executive Officer of BioTime, Inc., 935 Pardee Street, Berkeley, California 94710.

         Judith Segall is currently the Vice President and Secretary of BioTime, Inc.

(d) Paul Segall and Judith Segall have not been convicted during the last five years in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) Neither Paul Segall nor Judith Segall has been a party during the last five years to any civil roceeding of a judicial or administrative body of competent jurisdiction, and neither of them has, as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Both Paul Segall and Judith Segall are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Paul Segall and Judith Segall have each executed a Customer Agreement and Control or Restricted (Rule 144) Stock Borrower's Agreement (collectively, "Customer Agreement") with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") pursuant to which they may borrow funds from time time. On or about May 10, 1999, Mr. and Mrs. Segall borrowed $1,133,477.71 from DLJ under the terms of their Customer Agreement and used the proceeds to repay certain margin loans to NationsBank Montgomery Securities.


                               Page 4 of 6 Pages

         Mr. and Mrs. Segall have pledged a portion of their Common Shares as collateral for such loans. A copy of the aforesaid Customer Agreement is filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.


Item 7.  Material to Be Filed as Exhibits

(a)    Customer Agreement with Donald, Lufkin & Jenrette Securities Corporation

(b)    Control or Restricted (Rule 144) Stock Borrower's Agreement


                               Page 5 of 6 Pages

Signature


         After reasonable inquiry and to the best of our knowledge we certify that the information set forth in the statement is true, complete and correct.

                                                   /s/ Paul Segall
Dated:  May 12, 1999                       ____________________________________
                                                   Paul Segall

                                                   /s/ Judith Segall
Dated:  May 12, 1999                       ____________________________________
                                                   Judith Segall



                               Page 6 of 6 Pages